MASTER TERMS AND CONDITIONS FOR CALL OPTION TRANSACTIONS
BETWEEN CITIBANK, N.A. AND ECG II SPE, LLC

The purpose of this Master Terms and Conditions for Call Option Transactions (including the Annexes hereto, the "Master Confirmation"), dated as of May 9, 2025, is to set forth certain terms and conditions for one or more call option transactions that ECG II SPE, LLC ("Counterparty") will enter into with Citibank, N.A. ("Citi") from time to time. Each such transaction (a "Transaction") entered into between Citi and Counterparty that is to be subject to this Master Confirmation shall be evidenced by a supplemental confirmation substantially in the form of Annex A hereto (a "Supplemental Confirmation"), with such modifications thereto as to which Counterparty and Citi mutually agree. This Master Confirmation and a Supplemental Confirmation together shall constitute a "Confirmation" as referred to in the Agreement specified below.

1.	The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA"), are incorporated into this Master Confirmation.

This Master Confirmation and a Supplemental Confirmation evidence a complete binding agreement between Citi and Counterparty as to the terms of the Transaction to which this Master Confirmation and such Supplemental Confirmation relate. This Master Confirmation and each Supplemental Confirmation form a part of, and are subject to an agreement in the form of the ISDA 2002 Master Agreement, as published by ISDA, as if Citi and Counterparty had executed that agreement on the date hereof (without any Schedule but with the modifications and elections set forth herein, the "Agreement"). All provisions contained in the Agreement govern this Master Confirmation and each Supplemental Confirmation except as expressly modified herein or in the related Supplemental Confirmation. For the avoidance of doubt, the Transactions under this Master Confirmation shall be the only transactions under the Agreement and shall not be subject to any other (existing or deemed) master agreement to which Citi and Counterparty are parties. If there exists any ISDA Master Agreement between Citi and Counterparty or any confirmation or other agreement between Citi and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between Citi and Counterparty, then notwithstanding anything to the contrary in such ISDA Master Agreement, such confirmation or agreement or any other agreement to which Dealer and Counterparty are parties, the Transaction shall not constitute a "Transaction" or "Specified Transaction" as defined in any such existing or deemed to be existing ISDA Master Agreement between Citi and Counterparty, and the occurrence of an Event of Default, Termination Event or other event under this Transaction shall not, by itself, give rise to any right or obligation under such other ISDA Master Agreement or other agreement or deemed agreement.

THIS MASTER CONFIRMATION, EACH SUPPLEMENTAL CONFIRMATION AND THE AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CHOICE OF LAW DOCTRINE. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE UNITED STATES COURT FOR THE SOUTHERN DISTRICT OF NEW YORK IN CONNECTION WITH ALL MATTERS RELATING HERETO AND THERETO OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY AND WAIVE ANY OBJECTION TO THE LAYING OF VENUE IN, AND ANY CLAIM OF INCONVENIENT FORUM WITH RESPECT TO, THESE COURTS. NOTHING IN THIS PROVISION SHALL PROHIBIT EITHER PARTY FROM BRINGING AN ACTION TO ENFORCE A MONEY JUDGMENT IN ANY OTHER JURISDICTION.

If, in relation to any Transaction to which this Master Confirmation and a Supplemental Confirmation relate, there is any inconsistency between the Agreement, this Master Confirmation, such Supplemental Confirmation, and the Equity Definitions, the following will prevail for purposes of such Transaction in the order of precedence indicated: (i) such Supplemental Confirmation; (ii) this Master Confirmation; (iii) the Equity Definitions; and (iv) the Agreement.

For purposes of the Equity Definitions, each Transaction is a Share Option Transaction. Each party will make each payment specified in this Master Confirmation or a Supplemental Confirmation as being payable by such party, not later than the due date for value on that date in the place of the account specified below or otherwise specified in writing, in freely transferable funds and in a manner customary for payments in the required currency.

This Master Confirmation and the Agreement, together with the Supplemental Confirmation relating to a Transaction, shall constitute the written agreement between Counterparty and Citi with respect to such Transaction.

2.	Set forth below are the general terms and conditions related to the call option transactions which, together with the terms and conditions set forth in the Supplemental Confirmation (in respect of the related Transaction), shall govern such Transaction.

General Terms:

Trade Date:	For each Transaction, as set forth in the related Supplemental Confirmation.
Option Style:	European.
Option Type:	Call.
Seller:	Counterparty.
Buyer:	Citi.
Shares:	The Class A Common Stock, par value USD 0.001 per share, of Carvana Co. (the "Issuer") (Exchange symbol "CVNA"), or security entitlements in respect thereof.
Components:	Each Transaction shall be divided into individual Components, each with the terms set forth in this Master Confirmation and the related Supplemental Confirmation, and in particular with the Number of Options and Expiration Dates set forth in the related Supplemental Confirmation. The payments and deliveries to be made upon settlement of each Transaction will be determined separately for each Component as if each Component were a separate Transaction under the Agreement.
Number of Options:	For each Component of a Transaction, as set forth in the related Supplemental Confirmation.
Maximum Number of Shares:	For each Transaction, the Maximum Number of Options (as set forth in the related Supplemental Confirmation) *multiplied by* the Option Entitlement.
Option Entitlement:	One Share per Option.
Premium:	For each Transaction, as set forth in the related Supplemental Confirmation.
Premium Payment Date:	For each Transaction, as set forth in the related Supplemental Confirmation.
Strike Price:	As set forth in the related Supplemental Confirmation.
Exchange:	The New York Stock Exchange.
Related Exchange(s):	All Exchanges.
Clearance System:	The Depository Trust Company.

Procedures for Exercise:

In respect of any Component:

Expiration Dates:	As set forth in the related Supplemental Confirmation (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day that is not already an Expiration Date for another Component under any Transaction); <u>provided</u> that, if that date is a Disrupted Day, the Expiration Date for such Component shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day and that is not or is not deemed to be an Expiration Date in respect of any other Component under any Transaction; <u>provided</u>, <u>further</u>, that, if the Expiration Date for any Component has not occurred pursuant to the preceding proviso as of the Final Disruption Date for such Transaction, the Final Disruption Date shall be the Expiration Date for such Component (irrespective of whether such day is an Expiration Date in respect of any other Component) and the Settlement Price for the Final Disruption Date shall be determined by the Calculation Agent in a commercially reasonable manner. Notwithstanding the foregoing and anything to the contrary in the Equity Definitions, if a Market Disruption Event occurs on any Expiration Date, the Calculation Agent may determine that such Expiration Date is a Disrupted Day only in part, in which case (i) the Calculation Agent shall make adjustments to the Number of Options for the relevant Component for which such day shall be the Expiration Date and shall designate the Scheduled Trading Day determined in the manner described in the immediately preceding sentence as the Expiration Date for the remaining Options for such Component, and (ii) the Settlement Price for such Disrupted Day shall be determined by the Calculation Agent based on transactions in the Shares on such Disrupted Day taking into account the nature and duration of such Market Disruption Event on such day. Section 3.1(f) of the Equity Definitions shall not apply to any Expiration Date and Section 6.6 of the Equity Definitions shall not apply to any Valuation Date.
Valuation Date:	With respect to any Component, the Expiration Date for such Component.
Final Disruption Date:	For each Transaction, as set forth in the related Supplemental Confirmation.
Market Disruption Event:	The definition of "Market Disruption Event" in Section 6.3(a) of the Equity Definitions is hereby amended by replacing the words "at any time during the one-hour period that ends at the relevant Valuation Time, Latest Exercise Time, Knock-in Valuation Time or Knock-out Valuation Time" with the words "at any time on any Scheduled Trading Day that otherwise would be an Expiration Date" and replacing the words "or (iii) an Early Closure" with "(iii) an Early Closure that the Calculation Agent determines is material or (iv) a Regulatory Disruption."
	Section 6.3(d) of the Equity Definitions is hereby amended by deleting the remainder of the provision following the term "Scheduled Closing Time" in the fourth line thereof.
Regulatory Disruption:	Any event that Citi, in its commercially reasonable judgment, determines makes it reasonably necessary or appropriate with regard to any legal, regulatory or self-regulatory requirements or related policies and procedures (whether or not such requirements, policies or procedures are imposed by law or have been voluntarily adopted by Citi), as are

consistently applied by Citi, for Citi to refrain from or decrease any market activity in connection with the relevant Transaction. Whenever a Regulatory Disruption occurs, Citi shall notify Counterparty of such occurrence as soon as reasonably practicable under the circumstances and of any Expiration Date(s) affected by it.

Settlement Terms:

In respect of any Component:

Settlement Method Election:	Applicable; <u>provided</u> that (i) the same settlement method shall apply to each Component of a Transaction and (ii) if the Collateral Shares do not consist of a number of Shares in book-entry form in the Clearance System that is at least equal to the aggregate Number of Options *multiplied by* the Option Entitlement for all outstanding Components and with respect to which the Representation and Agreement set forth in Section 9.11 of the Equity Definitions would be true and satisfied as of 4:00 P.M. New York City time on the Scheduled Trading Day immediately preceding the first Expiration Date for such Transaction, then, unless otherwise agreed by Citi, Cash Settlement shall be deemed to apply, notwithstanding any actual or deemed election by Counterparty to the contrary.
Electing Party:	Counterparty.
Settlement Method Election Date:	For each Transaction, the date that is ten Scheduled Trading Days before the first scheduled Expiration Date for such Transaction.
Default Settlement Method:	Physical Settlement.
Option Cash Settlement Amount:	For each Component of a Transaction to which Cash Settlement is applicable, an amount in USD (which may be positive or negative) equal to (a) the Number of Options for the related Component *multiplied by* (b) the Option Entitlement for such Component *multiplied by* (c) the Strike Price Differential.
Settlement Currency:	United States Dollars.
Settlement Price:	If Cash Settlement is applicable, the volume-weighted average price per Share on the relevant Expiration Date, as reasonably determined by the Calculation Agent by reference to the Bloomberg Page "CVNA US <equity> AQR" (or any successor page thereto); <u>provided</u> that, if such price is not so reported for any reason or is, in the Calculation Agent's reasonable discretion, manifestly erroneous, a price determined by the Calculation Agent in good faith and a commercially reasonable manner.
	If Physical Settlement is applicable, as provided in Section 7.3(c) of the Equity Definitions.
Settlement Date:	For each Component, the date that is one Settlement Cycle immediately following the Expiration Date for such Component (or, if such date is not a Clearance System Business Day, the next following Clearance System Business Day).

Cash Settlement Payment Date:	For each Component, the date that is one Settlement Cycle immediately following the Expiration Date for such Component (or, if such date is not a Currency Business Day, the immediately following Currency Business Day).
Excess Dividend Amount:	For the avoidance of doubt, all references to the Excess Dividend Amount shall be deleted from Section 8.4(b) and Section 9.2(a)(iii) of the Equity Definitions.

Share Adjustments; Dividend Payments:

In respect of any Component:

Method of Adjustment:	Calculation Agent Adjustment; provided that the parties agree that open market Share repurchases by Issuer through a dealer pursuant to accelerated share repurchases, forward contracts or similar transactions (including without limitation any discount to average VWAP Prices) that are entered into at prevailing market prices and in accordance with customary market terms for transactions of such type to repurchase Shares shall not be considered Potential Adjustment Events; and provided, further, the Equity Definitions shall be amended by replacing the words "diluting or concentrative" in Sections 11.2(a), 11.2(c) (in two instances) and 11.2(e)(vii) with the word "material" and by adding the words "or the Transactions" after the words "theoretical value of the relevant Shares" in Sections 11.2(a), 11.2(c) and 11.2(e)(vii); provided, further, that adjustments may be made to account for changes in volatility, expected dividends, stock loan rate and liquidity relative to the relevant Share or the Transaction.
Dividend Payments:	If at any time during the period from, but excluding, the Hedge Commencement Date to, and including, the Expiration Date, an ex-dividend date for a cash dividend or distribution that the Calculation Agent determines is an ordinary cash dividend (an "Ordinary Cash Dividend") occurs with respect to the Shares, Counterparty will make a cash payment to Citi, on the date such Ordinary Cash Dividend is paid by the Issuer to holders of Shares (whether or not before the final Settlement Date or Cash Settlement Payment Date, as applicable), of an amount of cash equal to the product of (i) the Gross Dividend Amount per Share of such Ordinary Cash Dividend, and (ii) the number of Shares that Citi and/or its affiliates, as applicable, theoretically would be short in order to hedge the equity price risk of the relevant Component as of the close of the regular trading session on the Exchange on the Exchange Business Day immediately preceding the ex-dividend date for such Ordinary Cash Dividend (each such amount, a "Dividend Payment").
Gross Dividend Amount:	With respect to an Ordinary Cash Dividend, an amount equal to the actual dividend or distribution per Share before withholding or deduction of taxes at the source by or on behalf of any applicable authority having power to tax in respect of such dividend and excluding any imputation or other credits, refunds or deductions granted by any applicable authority having power to tax in respect of such dividend or distribution and any taxes, credits, refunds or benefits imposed, withheld, assessed or levied thereon.
Cash Dividend Adjustments:	If at any time during the period from, but excluding, the Hedge Commencement Date to, and including, the Expiration Date, an ex-

dividend date for a cash dividend or distribution (excluding an Ordinary Cash Dividend) occurs with respect to the Shares, then the Calculation Agent will adjust one or more of the Strike Price, the Number of Options, or any other variable relevant to the valuation, settlement, payment or other terms of such Component, including requiring Counterparty to make a payment to Citi, to reflect the impact of such cash dividend or distribution on the theoretical value of such Component.

Extraordinary Events:

New Shares:

In the definition of New Shares in Section 12.1(i) of the Equity Definitions, (i) the text in clause (i) thereof shall be deleted in its entirety and replaced with "publicly quoted, traded or listed on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors)," and (ii) the following phrase shall be inserted at the end thereof: "and (iii) in the case of a Merger Event, of an entity or person that is a corporation organized under the laws of the United States, any State thereof or the District of Columbia".

Announcement Event:

If (i) an Announcement Date occurs in respect of any event or transaction that the Calculation Agent determines is reasonably likely to be completed and that, if completed, would constitute a Merger Event (for purposes of this and related provisions, the definition of Merger Event shall be read with the references therein to "100%" being replaced by "35 %" and references to "50%" being replaced by "65%" and without reference to the clause beginning immediately following the definition of Reverse Merger therein to the end of such definition) or a Tender Offer (it being understood that and agreed that in determining whether such transaction is reasonably likely to be completed, the Calculation Agent shall take into consideration the effect of the relevant announcement on the market for the Shares and/or options relating to the Shares and, if such effect is material, shall deem such transaction to be reasonably likely to be completed), or other acquisition or disposition by Issuer and/or its subsidiaries where the aggregate consideration or value exceeds 35 % of the market capitalization of Issuer as of the Announcement Date (such other acquisition or disposition, a "Significant Transaction") or (ii) there is a public announcement or statement by Issuer of an intention to solicit or enter into, or to explore strategic alternatives or other similar undertakings that may include, a Merger Event, Tender Offer or Significant Transaction, or any subsequent announcement or statement of a change to such intention (the occurrence of (i) or (ii), an "Announcement Event"), as determined by the Calculation Agent, then the "Consequences of Announcement Event" set forth below shall apply in respect of such Announcement Event. For purposes of any Transaction, a Significant Transaction shall be an Extraordinary Event.

Announcement Date:

The definition of "Announcement Date" in Section 12.1(l) of the Equity Definitions is hereby amended by (i) adding the words "or a Significant Transaction" immediately following the words "Merger Event" in the second and third lines thereof, (ii) replacing the words "a firm" with the word "any" in the second and fourth lines thereof, (iii) replacing the word "leads to the" with the words "would, if consummated, lead to a" in the third and the fifth lines thereof, (iv) adding after the words "voting shares" in the fifth line thereof the words ", voting power or Shares", (v) inserting the words "by any entity" after the word "announcement" in the second and the fourth lines thereof and (vi) inserting the words ", as determined by the Calculation Agent, or any subsequent public announcement of a change to such transaction or intention (including, without limitation, a new announcement, whether or not by the same party, relating to such a transaction or intention or the announcement of a withdrawal from, or the abandonment or discontinuance of, such a transaction or intention)" at the end of each of clauses (i) and (ii) thereof.

Consequences of Announcement Event:

With respect to any Announcement Event, the Calculation Agent shall determine the economic effect of such Announcement Event on the theoretical value of each Component of the Transaction (including without limitation any change in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction) (i) on or after the relevant Announcement Date or other date of announcement and (ii) on the Expiration Date or any earlier date of termination or cancellation for such Component and if, in the case of clause (i) or (ii), such economic effect is material, (x) the Calculation Agent shall adjust the Strike Price to reflect such economic effect to Citi and determine the effective date of such adjustment or (y) if the Calculation Agent determines, on or after the Announcement Date or other date of announcement, that no adjustment it could make under clause (x) above is likely to produce a commercially reasonable result, may notify the parties that such Component of the Transaction will be terminated, in which case the amount payable upon such termination will be determined by Citi pursuant to the terms of this Master Confirmation as if such Announcement Event were an Extraordinary Event to which Cancellation and Payment were applicable. For the avoidance of doubt, any such adjustment shall be without prejudice to the application of the provisions set forth in the preceding sentence, "Consequences of Merger Events" and/or "Consequences of Tender Offers" with respect to any other Announcement Date in respect of the same event or transaction, or, if the related Merger Date or Tender Offer Date occurs on or prior to the Expiration Date or earlier date of termination or cancellation for such Component, with respect to the related Merger Event or Tender Offer; provided that any such adjustment shall be taken into account by the Calculation Agent or the Determining Party, as the case may be, in determining any subsequent adjustment to the terms of the Transaction, or in subsequently determining any Cancellation Amount or an Early Termination Amount, as the case may be, on account of any related Announcement Date, Merger Event or Tender Offer. Notwithstanding the foregoing, any adjustment in respect of an Announcement Event shall take into account any earlier adjustment relating to the same Announcement Event and shall not be duplicative of any other adjustment, cancellation or valuation made pursuant to this Master Confirmation, the Equity Definitions or the Agreement.

Consequences of Merger Events:

(a) Share-for-Share: Modified Calculation Agent Adjustment.

(b) Share-for-Other: Cancellation and Payment.

(c) Share-for-Combined: Component Adjustment.

Tender Offer: Applicable; provided, however, that the definitions of "Tender Offer" and "Tender Offer Date" in Section 12.1 of the Equity Definitions are each hereby amended by adding after the words "voting shares" the words ",

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voting power or Shares" and by replacing the phrase "greater than 10%" with the phrase "greater than 20%".

Consequences of Tender Offers:

    (a) Share-for-Share: Modified Calculation Agent Adjustment.

    (b) Share-for-Other: Modified Calculation Agent Adjustment.

    (c) Share-for-Combined: Modified Calculation Agent Adjustment.

Composition of Combined
Consideration:

Not Applicable; <u>provided</u> that, notwithstanding Sections 12.1 and 12.5(b) of the Equity Definitions, to the extent that the composition of the consideration for the relevant Shares pursuant to a Tender Offer or Merger Event could be determined by a holder of the Shares, the Calculation Agent will determine such composition.

Nationalization, Insolvency
or Delisting:

Cancellation and Payment; <u>provided</u> that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any such exchange or quotation system, such exchange or quotation system shall thereafter be deemed to be the Exchange and the Calculation Agent shall make any adjustments it deems necessary to the terms of the Transaction, as if Modified Calculation Agent Adjustment were applicable to such event.

Additional Disruption Events:

Change in Law:

Applicable; <u>provided</u> that Section 12.9(a)(ii) of the Equity Definitions is hereby amended by (i) replacing the phrase "the interpretation" in the third line thereof with the phrase "or announcement or statement of the formal or informal interpretation", (ii) deleting the words "a party to such Transaction" in the fifth line thereof and replacing them with the words "Citi", (iii) replacing the word "Shares" with "Hedge Positions" in the sixth line thereof, (iv) immediately following the word "Transaction" in clause (X) thereof, adding the phrase "in the manner contemplated by the Hedging Party on the Trade Date", (v) deleting the words "it" and "its" in the seventh line thereof and replacing them with the words "either party" and "such party's", respectively, and (vi) adding the words ", or holding, acquiring or disposing of Shares or any Hedge Positions relating to," after the word "under" in clause (Y) thereof; <u>provided, further,</u> that to the extent any increased cost described in clause (Y) of Section 12.9(a)(ii) of the Equity Definitions is of a type also described in Section 12.9(a)(vi) of the Equity Definitions, then the consequences provided with respect to "Increased Cost of Hedging" in Section 12.9(b)(vi) of the Equity Definitions shall apply.

Insolvency Filing: Applicable.

Hedging Disruption:	Applicable; provided that Section 12.9(a)(v) of the Equity Definitions is hereby modified by (i) inserting the following words at the end of clause (A) thereof: "in the manner contemplated by the Hedging Party on the Trade Date" and (ii) inserting the following two phrases at the end of such Section:

> "For the avoidance of doubt, the term "equity price risk" shall be deemed to include, but shall not be limited to, stock price and volatility risk. And, for the further avoidance of doubt, any such transactions or assets referred to in phrases (A) or (B) above must be available on commercially reasonable pricing and other terms."

and; provided, further, that Section 12.9(b)(iii) of the Equity Definitions is hereby amended by inserting in the third line thereof, after the words "to terminate the Transaction", the words "or a portion of the Transaction affected by such Hedging Disruption".

Increased Cost of Hedging:	Not Applicable

Loss of Stock Borrow:	Applicable; provided that Section 12.9(b)(iv) of the Equity Definitions is hereby amended by (A) deleting (1) subsection (A) in its entirety, (2) the phrase "or (B)" following subsection (A) and (3) the phrase ", in each case" in subsection (B); and (B) replacing the phrase "neither the Non-Hedging Party nor the Lending Party lends" with "the Lending Party does not lend" in the penultimate sentence.

Maximum Stock Loan Rate:	For each Transaction, as set forth in the related Supplemental Confirmation.

Increased Cost of Stock Borrow:	Applicable; provided that Section 12.9(b)(v) of the Equity Definitions is hereby amended by (A) adding the word "or" immediately before subsection "(B)" and deleting the comma at the end of subsection (A); and (B)(1) deleting subsection (C) in its entirety, (2) deleting the word "or" immediately preceding subsection (C) and (3) replacing in the penultimate sentence the words "either party" with "the Hedging Party" and (4) deleting clause (X) in the final sentence.

Initial Stock Loan Rate:	For each Transaction, as set forth in the related Supplemental Confirmation.

Hedging Party:	For all applicable Additional Disruption Events, Citi.

Determining Party:	For all applicable Extraordinary Events, Citi.

Non-Reliance:	Applicable.

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable.

Additional Acknowledgments:	Applicable.

3.   **Calculation Agent:**

Citi is the Calculation Agent and shall make all calculations, adjustments and determinations pursuant to a Transaction that are not expressed to be the responsibility of an identified party; provided that following the occurrence of an Event of Default of the type described in Section 5(a)(vii) of the Agreement with respect to Citi, Counterparty shall have the right to designate a nationally recognized third-party dealer in over-the-counter equity derivatives to act as the Calculation Agent. All calculations and determinations made by the Calculation Agent shall be made in good faith and in a commercially reasonable manner; provided that, upon receipt of written request from Counterparty, the Calculation Agent shall promptly provide Counterparty with a written explanation describing in reasonable detail any calculation, adjustment or determination made by it (including any quotations, market data or information from internal or external sources used in making such calculation, adjustment or determination, as the case may be, but without disclosing Citi's proprietary models or other information that may be proprietary or subject to contractual, legal or regulatory obligations to not disclose such information), and shall use commercially reasonable efforts to provide such written explanation within five (5) Exchange Business Days from the receipt of such request. Whenever Determining Party or Calculation Agent is required or permitted to make a calculation, adjustment or determination (for the avoidance of doubt, including but not limited to, any calculation or determination with respect to any amounts, including amounts payable upon termination or early termination) pursuant to the terms of the Agreement, this Confirmation or the Equity Definitions to take into account the effect of an event or otherwise, the Calculation Agent or Determining Party, as the case may be, shall make such calculation, determination or adjustment by reference to the effect of such event on Citi assuming that Citi maintains a commercially reasonable Hedge Position in respect of the Transaction.

4.   **Conditions Precedent:** With respect to each Transaction, Citi's obligations under such Transaction are subject to the satisfaction or waiver (such waiver to be in writing) by Citi of the following conditions:

(a)   The representations and warranties of Counterparty contained herein, in the Agreement (including as may be modified herein) and in each Credit Support Document shall be true and correct;

(b)   Counterparty shall have performed all of the covenants and obligations to be performed by Counterparty hereunder, under the Agreement (including as may be modified herein) and under each Credit Support Document;

(c)   Counterparty shall have executed the related Supplemental Confirmation;

(d)   Counterparty shall have entered into a security agreement with Citi (as amended, modified, supplemented, replaced or restated, the "Pledge Agreement"), in form and substance satisfactory to Citi, granting Citi a security interest in all of Counterparty's rights with respect to the Collateral (as defined in the Pledge Agreement) to secure the Secured Obligations (as defined in the Pledge Agreement) and shall have delivered to Citi or its collateral agent a number of shares or units, as the case may be, of Class B common stock of the Issuer and Class A common units of Carvana Group, LLC (the "Units Issuer") each of a number sufficient to exchange into the Maximum Number of Shares for all Transactions (collectively with the proceeds thereof, the "Collateral Shares") and taken such steps to perfect the security interests, in each case in the manner specified in the Pledge Agreement;

(e)   Counterparty, Citi, Issuer and the Units Issuer shall have entered into an Issuer Acknowledgment (as amended, modified, supplemented, replaced or restated, the "Issuer Acknowledgment"), in form and substance satisfactory to Citi;

(f)   Counterparty shall have provided Citi a guarantee of Ernest C. Garcia II (as amended, modified, supplemented, replaced or restated, the "Guarantee"), in form and substance satisfactory to Citi; and

(g)   Counterparty shall have amended and restated its constituent documents in a manner satisfactory to Citi.

5.   **Additional Representations and Warranties:**

(a)   In connection with this Master Confirmation, each Supplemental Confirmation and each Transaction hereunder, each party represents and warrants to the other party on the Trade Date of each Transaction that such party is an "accredited investor" as defined in Section 2(a)(15)(ii) of the Securities Act of 1933, as amended (the "Securities Act") and an "eligible contract participant" as such term is defined in the Commodity Exchange Act, as amended, by virtue of being a corporation, partnership, proprietorship, organization, trust or other entity that has total assets exceeding $10,000,000.

(b)   The parties intend for this Master Confirmation as supplemented by the relevant Supplemental Confirmation to constitute a "Contract" as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan. L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the "Staff") to which the Staff responded in an interpretive letter dated December 20, 1999 and the letter dated November 30, 2011 submitted by Robert T. Plesnarski and Glen A. Rae to Thomas Kim of the Staff to which the Staff responded in an interpretive letter dated December 1, 2011 (collectively, the "Interpretive Letters").

6.   **Counterparty Representations, Warranties and Agreements:** Counterparty hereby represents and warrants to, and agrees with, Citi on the Trade Date for each Transaction (unless another date or dates are specified below) as follows:

(a)   Counterparty is not entering into any Transaction hereunder or taking any action hereunder (including any election or deemed election) or in connection herewith "on the basis of" (as defined in Rule 10b5-1(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and neither Counterparty nor any of Counterparty's affiliates is aware of, any material nonpublic information concerning the Shares or the business, operations or prospects of the Issuer. "Material" information for these purposes is any information to which an investor would reasonably attach importance in reaching a decision to buy, sell or hold securities of the Issuer. Counterparty shall be deemed to make this representation and warranty on the Trade Date for each Transaction, on each day during the Hedge Period (if any) for a Transaction, and on any day on which it makes any election in respect of any Transaction (including an election of a Settlement Method).

(b)   Counterparty is not entering into any Transaction or making any election hereunder to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for Shares) or otherwise in violation of applicable law.

(c)   Counterparty understands and will comply with Counterparty's responsibilities under applicable securities laws in connection with each Transaction hereunder including, but not limited to, the provisions of Section 13 and Section 16 of the Exchange Act.

(d)   Counterparty (A) has not, during the three months preceding the Trade Date, except as set forth in any Form 144 or other notice delivered to Citi prior to the Trade Date, sold any Shares (or security entitlements in respect thereof); (B) agrees that Counterparty shall not, without the prior written consent of Citi, sell any Shares (or security entitlements in respect thereof) prior to Citi or its affiliates having sold a number of Shares equal to the aggregate Number of Options for all Components of the Transaction *multiplied by* the Option Entitlement in accordance with the Interpretive Letters; and (C) will in any event not engage in the foregoing transactions if the remaining Rule 144 volume available to Counterparty would be less than the Maximum Number of Shares. For the purposes of (A) and (B) hereof; (i) Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares; (ii) sales shall include hedges (through swaps, options, short sales or otherwise) of any long position in the Shares (or security entitlements in respect thereof) and (iii) sales and hedges by Counterparty shall include those by any person attributable to or aggregated with Counterparty for purposes of Rule 144 under the Securities Act ("Rule 144").

(e)   On the Trade Date, Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in paragraph (c)(1) of Rule 144.

(f)   If Counterparty were to sell on the Trade Date a number of Shares equal to the Maximum Number of Shares for such Transaction, such sales would comply with the volume limitations set forth in paragraph (e) of Rule 144.

(g)   Counterparty shall, on or prior the Trade Date, transmit by mail for filing, in the manner contemplated by Rule 144(h), a notice on Form 144 relating to such Transaction contemplated hereby in form and substance that Citi has informed Counterparty is acceptable to Citi.

(h)   Counterparty has not solicited or arranged for the solicitation of, and will not solicit or arrange for the solicitation of, orders to buy Shares in anticipation of or in connection with any sales of Shares that Citi or an affiliate of Citi effects in the public markets in connection with establishing Citi's Hedge Position with respect to any Transaction.

(i)   Except as provided herein, Counterparty has not made, will not make, and has not arranged for, any payment to any person in connection with any sales of Shares that Citi or an affiliate of Citi effects in the public markets in connection with establishing Citi's Hedge Position with respect to any Transaction.

(j)   Counterparty's "holding period" for the Collateral Shares (within the meaning of Rule 144), determined in accordance with Rule 144, including any shares to be received upon conversion of the Units pledged as Collateral, commenced at least one year prior to the Trade Date.

(k)   On the Trade Date, Counterparty owns (as such term is used in Rule 16c-4 under the Exchange Act) a number of Shares (including the Shares to be received upon conversion of Units pledged to Citi under the Pledge Agreement), after subtracting the number of Shares to which any put equivalent positions (as defined in Rule 16a-1(h) under the Exchange Act) have been established or are maintained by Counterparty (other than any put equivalent position established as a result of a Transaction hereunder), at least equal to the Maximum Number of Shares.

(l)   Counterparty understands no obligations of Citi to Counterparty hereunder will be entitled to the benefit of deposit insurance and that such obligations will not be guaranteed by any affiliate of Citi or any governmental agency.

(m)   Counterparty understands Counterparty's investments in and liabilities in respect of a Transaction hereunder are not readily marketable, and Counterparty is able to bear any loss in connection with such Transaction, including the loss of Counterparty's entire investment in such Transaction.

(n)   COUNTERPARTY UNDERSTANDS THAT ANY TRANSACTION HEREUNDER IS SUBJECT TO COMPLEX RISKS WHICH MAY ARISE WITHOUT WARNING AND MAY AT TIMES BE VOLATILE AND THAT LOSSES MAY OCCUR QUICKLY AND IN UNANTICIPATED MAGNITUDE AND IS WILLING TO ACCEPT SUCH TERMS AND CONDITIONS AND ASSUME (FINANCIALLY AND OTHERWISE) SUCH RISKS.

(o)   Counterparty is entering into each Transaction hereunder for Counterparty's own account and not with a view to transfer, resale or distribution and understands that such Transaction may involve the purchase or sale of a security as defined in the Securities Act and the securities laws of certain states and other jurisdictions, that any such security has not been registered under the Securities Act or the securities laws of any state or other jurisdiction and, therefore, (except for any pledge to Citi or its affiliates) may not be sold, pledged, hypothecated, transferred or otherwise disposed of unless such security is registered under the Securities Act and any applicable state or other jurisdiction's securities law, or an exemption from registration is available.

(p)   Counterparty is aware and acknowledges that Citi, its affiliates or any entity with which Citi hedges any Transaction hereunder may from time to time take positions in instruments that are identical or economically related to such Transaction or the Shares or have an investment banking or other commercial relationship with the

Issuer. In addition, Counterparty acknowledges that the proprietary trading and other activities and transactions of Citi, its affiliates or any entity with which Citi hedges any Transaction hereunder, including purchases and sales of the Shares in connection with, or in anticipation of, such Transaction, may affect the trading price of the Shares.

(q)   Counterparty will immediately inform Citi of any changes in the information set forth herein occurring prior to the last Settlement Date or Cash Settlement Payment Date of any Transaction hereunder.

(r)   For the avoidance of doubt, and without limiting any representation contained in Section 3(a)(iii) of the Agreement, Counterparty represents that the execution, delivery and performance of this Master Confirmation, each Supplemental Confirmation, each Credit Support Document and any other documentation relating to the Agreement to which Counterparty or any of its Affiliates is a party do not violate or conflict with, and will not violate or conflict with, any of the terms or provisions of any stockholders' agreement, investment agreement, lock-up agreement, standstill agreement, registration rights agreement, confidentiality agreement or other agreement binding on Counterparty or its Affiliates or affecting Counterparty, its Affiliates or any of their respective assets (including its Shares).

(s)   No Transaction hereunder shall violate any corporate policy of the Issuer or the Units Issuer (including, but not limited to, any window period policy) or other rules or regulations of the Issuer or the Units Issuer applicable to Counterparty or any of its Affiliates.

(t)   Counterparty agrees to execute each properly completed Supplemental Confirmation promptly following receipt thereof.

(u)   Counterparty will promptly notify Citi of the occurrence of an Event of Default under the Agreement where Counterparty is the Defaulting Party.

(v)   Counterparty was not and will not be insolvent at the time any Transaction hereunder was consummated, and was not and will not be rendered insolvent as a result thereof. At the time of any payment to or for the benefit of Citi, Counterparty did not intend and will not intend to incur, and did not incur and will not incur, debts that were beyond the ability of Counterparty to pay as they mature.

(w)   Counterparty is not and, after giving effect to any Transaction contemplated hereby, will not be required to register as an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

(x)   The assets used in connection with the execution, delivery and performance of the Agreement and the Transactions entered into hereunder are not and will not be the assets of (A) an "employee benefit plan" (with the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) subject to Title I of ERISA, (B) a plan described in Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") to which Section 4975 of the Code applies or (C) an entity whose underlying assets include "plan assets" by reason of Department of Labor regulation section 2510.3-101 (as modified by Section 3(42) of ERISA) or otherwise.

7.   **Acknowledgments:** The parties hereto agree and acknowledge that:

(a)   Citi is a "financial institution," "swap participant" and "financial participant" within the meaning of Sections 101(22), 101(53C) and 101(22A) of Title 11 of the United States Code (the "Bankruptcy Code").

(b)   This Master Confirmation, each Supplemental Confirmation and each Credit Support Document is (i) a "securities contract," as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "settlement payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, and any cash, securities or other property provided as performance assurance, credit support or collateral with respect to each Transaction is a "margin payment" and "transfer" within the meaning of Section 546 of the Bankruptcy Code, (ii) a "swap agreement," as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each

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payment and delivery hereunder, thereunder or in connection herewith or therewith is a "termination value," "payment amount" or "other transfer obligation" within the meaning of Section 362 of the Bankruptcy Code and a "transfer," as such term is defined in Section 101(54) of the Bankruptcy Code and a "payment or other transfer of property" within the meaning of Sections 362 and 546 of the Bankruptcy Code and constitute "settlement payments" as defined in Section 741(8) of the Bankruptcy Code and (iii) a "master netting agreement" and each of the parties thereto is a "master netting agreement participant", each as defined in the Bankruptcy Code.

(c) The rights given to Citi under this Master Confirmation, under each Supplemental Confirmation, the Agreement and each Credit Support Document upon the occurrence of an Event of Default with respect to the other party constitute a "contractual right" to cause the liquidation, termination or acceleration of, and to offset or net out termination values, payment amounts and other transfer obligations under or in connection with a "securities contract" and a "swap agreement" and a "contractual right" under a security agreement or arrangement forming a part of or related to a "securities contract" and a "swap agreement," as such terms are used in Sections 555, 560, 561, 362(b)(6) and 362(b)(17) of the Bankruptcy Code.

(d) Citi is entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 362(b)(27), 362(o), 546(e), 546(g), 546(j), 548(d)(2), 555, 560 and 561 of the Bankruptcy Code.

8. **Miscellaneous:**

(a) Designation by Citi. Notwithstanding any other provision in this Master Confirmation to the contrary requiring or allowing Citi to purchase, sell, receive or deliver any Shares or other securities, or make or receive any payment in cash, to or from Counterparty, Citi may designate any of its affiliates to purchase, sell, receive or deliver such Shares or other securities, or make or receive such payment in cash, and otherwise to perform Citi's obligations in respect of the Transaction and any such designee may assume such obligations. Citi shall be discharged of its obligations to Counterparty solely to the extent of any such performance.

(b) Consent to Recording. Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their affiliates in connection with the Agreement, this Master Confirmation and each Supplemental Confirmation and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of such party and such party's affiliates.

(c) Severability; Illegality. If compliance by either party with any provision of a Transaction would be unenforceable or illegal, (i) the parties shall negotiate in good faith to resolve such unenforceability or illegality in a manner that preserves the economic benefits of the transactions contemplated hereby and (ii) the other provisions of such Transaction shall not be invalidated, but shall remain in full force and effect as long as such Transaction as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and will not substantially impair the respective benefits or expectations of the parties.

(d) Waiver of Trial by Jury. EACH OF COUNTERPARTY AND CITI HEREBY IRREVOCABLY WAIVES (ON SUCH PARTY'S OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF SUCH PARTY'S STOCKHOLDERS OR OTHER EQUITY HOLDERS) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE AGREEMENT, THIS MASTER CONFIRMATION, ANY SUPPLEMENTAL CONFIRMATION OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF CITI OR ITS AFFILIATES IN THE NEGOTIATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

(e) Confidentiality. The parties agree not to issue or release any press release, articles, advertising or publicity relating to any Transaction hereunder or mentioning or implying the name of the parties hereto or the subject matter hereof, except as may be required by law, regulatory or self-regulatory organization, generally accepted accounting principles applicable to such party or as otherwise agreed to by the parties and, in the latter case, only after providing the other party, to the extent practical and legally permitted, with an opportunity to review and comment thereon, or except to the extent the terms of such Transaction have already been made public other than as the result of a violation of this Section 8(e). Notwithstanding the foregoing, Citi and Counterparty agree that (i) Counterparty is not obligated to Citi to keep confidential from any and all persons or otherwise limit the use of any element of Citi's descriptions relating to tax aspects of the Transactions contemplated hereby and any part of the structure necessary to understand those tax aspects, and (ii) Citi does not assert any claim of proprietary ownership in respect of such descriptions contained herein of the use of any entities, plans or arrangements to give rise to significant U.S. federal income tax benefits for Counterparty.

(f)   Limit on Beneficial Ownership. Notwithstanding anything to the contrary in the Agreement, this Master Confirmation or any Supplemental Confirmation, in no event shall Citi exercise any Option hereunder to which Physical Settlement applies, or be entitled to receive, or shall be deemed to receive, any Shares in connection with a Transaction if, immediately upon giving effect to such receipt of such Shares, (i) Citi's Beneficial Ownership would be equal to or greater than 4.0% of the outstanding Shares, (ii) Citi, or any "affiliate" or "associate" of Citi, would be an "interested stockholder" of Issuer, as all such terms are defined in Section 203 of the Delaware General Corporation Law or (iii) Citi, Citi Group (as defined below) or any person whose ownership position would be aggregated with that of Citi or Citi Group (Citi, Citi Group or any such person, a "Citi Person") under any federal, state or local laws, regulations, regulatory orders or organizational documents or contracts of Issuer that are, in each case, applicable to ownership of Shares ("Applicable Restrictions"), owns, beneficially owns, constructively owns, controls, holds the power to vote or otherwise meets a relevant definition of ownership in excess of a number of Shares equal to (x) the number of Shares that would give rise to reporting or registration obligations or other requirements (including obtaining prior approval by a state or federal regulator) of a Citi Person, or could result in an adverse effect on a Citi Person, under Applicable Restrictions, as determined by Citi in its reasonable discretion, and with respect to which such requirements have not been met or the relevant approval has not been received or that would give rise to any consequences under the constitutive documents of Issuer or any contract or agreement to which Issuer is a party, in each case *minus* (y) 1% of the number of Shares outstanding on the date of determination (each of clause (i), (ii) and (iii) above, an "Ownership Limitation"). If any delivery owed to Citi hereunder is not made, in whole or in part, as a result of an Ownership Limitation, Citi's right to receive such delivery shall not be extinguished and Counterparty shall make such delivery as promptly as practicable after, but in no event later than one Scheduled Trading Day after, Citi gives notice to Counterparty that such delivery would not result in any of such Ownership Limitations being breached. "Citi's Beneficial Ownership" means the "beneficial ownership" (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder (collectively, "Section 13")) of Shares, without duplication, by Citi, together with any of its affiliates or other person subject to aggregation with Citi under Section 13 for purposes of "beneficial ownership", or by any "group" (within the meaning of Section 13) of which Citi is or may be deemed to be a part (Citi and any such affiliates, persons and groups, collectively, "Citi Group") (or, to the extent that, as a result of a change in law, regulation or interpretation after the date hereof, the equivalent calculation under, if applicable, Section 16 of the Exchange Act and the rules and regulations thereunder results in a higher number, such number). Notwithstanding anything in the Agreement, this Master Confirmation or any Supplemental Confirmation to the contrary, Citi (or the Citi Affiliate designated by Citi pursuant to Section 8(a) above) shall not become the record or beneficial owner, or otherwise have any rights as a holder, of any Shares that Citi (or such affiliate) is not entitled to receive at any time pursuant to this Section 8(f), until such time as such Shares are delivered pursuant to this Section 8(f).

(g)   Right to Extend. Citi may divide a Component into additional Components and designate the Expiration Date and the Number of Options for any Component comprised by such Transaction (and may make corresponding adjustments to the Final Disruption Date for the relevant Transaction) if Citi determines, in respect of clause (i) below, in its good faith and commercially reasonable discretion or, in respect of clause (ii) below, in its reasonable discretion and based on advice of counsel, that such further division is reasonably necessary or advisable to (i) preserve Citi's commercially reasonable hedging or hedge unwind activity hereunder in light of existing liquidity conditions or (ii) to enable Citi or one of its affiliates to effect transactions in the Shares in connection with its hedging or hedge unwind activity hereunder in a manner that is, including as if Citi or such an affiliate were Issuer or an affiliated purchaser of Issuer, in compliance with applicable legal, regulatory or self-regulatory requirements applicable to transactions of the type of Transaction or with related policies and procedures adopted by Citi in good faith and that are generally applicable in similar situations and applied in a non-discriminatory manner.

(h)   Electronic Signature. Each party acknowledges and agrees that it may execute this Master Confirmation or any Supplemental Confirmation and any variation or amendment to the same, by electronic instrument. Each party agrees that its electronic signature appearing on the document shall have the same effect as a handwritten signature and its use of an electronic signature on this Master Confirmation or a Supplemental Confirmation shall have the same validity and legal effect as the use of a signature affixed by hand and is made with the intention of authenticating this Master Confirmation or a Supplemental Confirmation and evidencing that party's intention to be bound by the terms and conditions contained herein or therein. Each party represents and warrants that it has the authority to enter into this Master Confirmation and any Supplemental Confirmation using an electronic signature and is not prevented from doing so pursuant to its constitutional documents, corporate authorities, internal requirements or otherwise.

9.   **Schedule Provisions:**

(a)   <u>Credit Support Documents and Credit Support Provider</u>. Upon execution and delivery thereof, the Pledge Agreement and Guarantee will each constitute a Credit Support Document with respect to Counterparty. Ernest C. Garcia II shall be a Credit Support Provider with respect to Counterparty.

(b)   <u>Automatic Early Termination</u>. Automatic Early Termination will not apply to Counterparty or Citi.

(c)   <u>Additional Schedule Provisions</u>.

(i)   "Specified Entity" means (i) in relation to Counterparty for purposes of Sections 5(a)(v), 5(a)(vi), 5(a)(vii) and 5(b)(v), none, and (ii) in relation to Citi for purposes of Section 5(a)(v), all Affiliates, and for purposes of Sections 5(a)(vi), 5(a)(vii) and 5(b)(v), none.

(ii)   "Specified Transaction" has the meaning set forth in Section 14 of the Agreement.

(iii)   The "Cross-Default" provisions of Section 5(a)(vi) will apply to Counterparty and will apply to Citi with a Threshold Amount equal to, with respect to Citi, two percent of the shareholders' equity of Citi and, with respect to Counterparty, $50,000,000, <u>provided</u>, <u>however</u>, Section 5(a)(vi) of the Agreement is hereby amended by (i) deleting the words ", or becoming capable at such time of being declared," from the seventh line of Section 5(a)(vi)(1) and (ii) the addition of the following at the end thereof: "<u>provided</u>, <u>however</u>, that notwithstanding the foregoing, an Event of Default shall not occur under either (1) or (2) above if (x) the event or condition referred to in (1) or the failure to pay referred to in (2) is a failure to pay caused by an error or omission of an administrative or operational nature; (y) funds were available to such party to enable it to make the relevant payment when due; and (z) such relevant payment is made within three Local Business Days following receipt of written notices from an interested party of such failure to pay." "Specified Indebtedness" will have the meaning set forth in Section 14 of the Agreement.

(iv)   The "Credit Event Upon Merger" provisions of Section 5(b)(v) will apply to Counterparty and will apply to Citi.

(v)   "Multiple Transaction Payment Netting" will not apply for the purpose of Section 2(c) of the Agreement, <u>provided</u> that it will apply with respect to all Transactions under this Master Confirmation.

(vi)   The following shall be an Additional Termination Event with respect to which Counterparty shall be the sole Affected Party and all Transactions hereunder shall be Affected Transactions:

Any legal proceeding shall have been instituted or any other event shall have occurred or condition shall exist that in Citi's good faith, judgment based on the advice of counsel would result in any agreement of Counterparty hereunder being deemed invalid or of no binding effect (other than any event for which a remedy is otherwise contemplated pursuant to Article 11 or Article 12 of the Equity Definitions or pursuant to this Master Confirmation), including, without limitation, (x) any amendment, waiver or modification to (i) that certain Fifth Amended and Restated Limited Liability Company Agreement of the Units Issuer, dated as of October 2, 2020, as amended by that Amendment to Fifth Amended and Restated Limited Liability Company Agreement of the Units Issuers, dated as of December 9, 2022, and as further amended by that Second Amendment to Fifth Amended and Restated Limited Liability Company Agreement of the Units Issuer, dated as of March 4, 2024, (ii) that certain Exchange Agreement (the "<u>Exchange Agreement</u>"), dated as of April 27, 2017, by and among the Issuer, Carvana Co. Sub LLC, the Units Issuer and the holders from time to time of the Class A common units of the Units Issuer listed on the signature pages thereto, (iii) the Class B common stock of the Issuer, and (iv) the Class A common units of the Units Issuer, that would prevent Counterparty's or the Custodian's (as defined in the Pledge Agreement) ability to effect an exchange of the Class B common stock of the Issuer and Class A common units of the Units Issuer constituting Collateral (as defined in the Pledge Agreement) into Shares in accordance with the Issuer Acknowledgment and the Exchange Agreement (a "Collateral Exchange") or (y) the announcement by any governmental authority or the occurrence of any actual or proposed change in law or regulation that the Calculation Agent determines would cause the condition described in Section 2.1(a)(ii)(1) of the Exchange Agreement to be applicable in connection with any Collateral Exchange.

(d)   Agreement to Deliver Documents.   Counterparty agrees to deliver the following documents, as applicable:

Party required to deliver	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Counterparty	Evidence of authority and specimen signatures of signatories of Counterparty	Upon or promptly following execution of this Master Confirmation	Yes
Counterparty	Resolutions or other documents evidencing authority of Counterparty to enter into this Master Confirmation, each Supplemental Confirmation and Transaction hereunder and any Credit Support Document	Upon or promptly following execution of this Master Confirmation or, with respect to any Credit Support Document, upon or promptly following execution of such Credit Support Document	Yes
Counterparty	Copies of all organizational documents of Counterparty and, if applicable, any Credit Support Provider	Upon or promptly following execution of this Master Confirmation	Yes
Citi and Counterparty	A correct, completed and signed Internal Revenue Service Form W-9.	(i) Upon execution of this Master Confirmation; (ii) promptly upon the reasonable request of the other party; and (iii) promptly upon learning that any such form previously provided has become obsolete, incorrect or invalid.	No

10.   **Tax Provisions:**

(a)   Payer Representations: For the purpose of Section 3(e) of this Agreement, Citi and Counterparty each hereby make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 9(h) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, except that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b)　　Payee Representations. For the purpose of Section 3(f) of the Agreement:

(i)　　Citi makes the following representations:

(A)　　Citi is a national banking association organized under the laws of the United States and its U.S. taxpayer identification number is 13-5266470. It is "exempt" within the meaning of U.S. Treasury Regulations (the "Regulations") sections 1.6041-3(p) and 1.6049-4(c) from information reporting on Form 1099 and backup withholding.

(B)　　Citi is a "U.S. person" as that term is used in section 1.1441-4(a)(3)(ii) of the Regulations for U.S. federal income tax purposes.

(ii)　　Counterparty makes the following representations:

(A)　　Counterparty is a disregarded entity for U.S. federal income tax purposes wholly-owned by a "U.S. person" as that term is used in section 1.1441-4(a)(3)(ii) of the Regulations for U.S. federal income tax purposes.

(c)　　Foreign Account Tax Compliance Act. The parties agree that the definitions and provisions contained in the ISDA 2012 FATCA Protocol as published by the International Swaps and Derivatives Association, Inc. on August 15, 2012, as may be amended, supplemented, replaced or superseded from time to time, are incorporated into and apply to the Agreement as if set forth in full herein.

(d)　　871(m) Protocol. The parties agree that the definitions and provisions contained in the ISDA 2015 Section 871(m) Protocol as published by the International Swaps and Derivatives Association, Inc. on November 2, 2015, as may be amended, supplemented, replaced or superseded from time to time, are incorporated into and apply to the Agreement as if set forth in full herein.

11.　　**U.S. QFC Mandatory Contractual Requirements:**

(a)　　Recognition of U.S. Special Resolution Regimes. (i) In the event Citi becomes subject to a proceeding under the FDI Act or OLA (together, the "U.S. Special Resolution Regimes"), the transfer of the Agreement or any other Relevant Agreement, and any interest and obligation in or under, and any property securing, the Agreement or such other Relevant Agreement, from Citi will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Agreement or such other Relevant Agreement, and any interest and obligation in or under, and any property securing, the Agreement or such other Relevant Agreement, as the case may be, were governed by the laws of the United States or a State of the United States. (ii) In the event Citi or any Citi Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights with respect to the Agreement or any other Relevant Agreement that may be exercised against Citi are permitted to be exercised to no greater extent than such Default Rights could be exercised under such U.S. Special Resolution Regime if the Agreement or such other Relevant Agreement as the case may be, were governed by the laws of the United States or a State of the United States.

(b)　　Limitation on Exercise of Certain Default Rights Related to a Citi Affiliate's Entry Into Insolvency Proceedings. Notwithstanding anything to the contrary in the Agreement or any other agreement, the parties hereto expressly acknowledge and agree that subject to Section 11(c), Counterparty shall not be permitted to exercise any Default Right against Citi with respect to the Agreement or any other Relevant Agreement that is related, directly or indirectly, to a Citi Affiliate becoming subject to an Insolvency Proceeding.

(c)   General Creditor Protections. Nothing in Section 11(b) shall restrict the exercise by Counterparty of any Default Right against Citi with respect to the Agreement or any other Relevant Agreement that arises as a result of:

(i)   Citi becoming subject to an Insolvency Proceeding; or

(ii)   Citi not satisfying a payment or delivery obligation pursuant to (A) the Agreement or any other Relevant Agreement, or (B) another contract between Citi and Counterparty that gives rise to a Default Right under the Agreement or any other Relevant Agreement.

(d)   Burden of Proof. After a Citi Affiliate has become subject to an Insolvency Proceeding, if Counterparty seeks to exercise any Default Right with respect to the Agreement or any other Relevant Agreement, Counterparty shall have the burden of proof, by clear and convincing evidence, that the exercise of such Default Right is permitted hereunder or thereunder.

(e)   Applicability of Section 11(a). The requirements of Section 11(a) apply notwithstanding Sections 11(b) and (c).

(f)   General Conditions.

(i)   Effective Date. The provisions set forth in Section 11 will come into effect on the date of the Agreement.

(ii)   Prior Adherence to the U.S. Protocol. If Citi and Counterparty have adhered to the ISDA U.S. Protocol prior to the date of the Agreement, the terms of the ISDA U.S. Protocol shall be incorporated into and form a part of the Agreement and shall replace the terms of this Section 11. For purposes of incorporating the ISDA U.S. Protocol, Citi shall be deemed to be a Regulated Entity, Counterparty shall be deemed to be an Adhering Party and the Agreement shall be deemed to be a Protocol Covered Agreement.

(iii)   Subsequent Adherence to the U.S. Protocol. If, after the date of the Agreement, both Citi and Counterparty shall have become adhering parties to the ISDA U.S. Protocol, the terms of the ISDA U.S. Protocol will supersede and replace this Section 11.

(g)   Definitions. For the purposes of Section 11, the following definitions apply:

"BHC Affiliate" has the same meaning as the term "affiliate" as defined in, and shall be interpreted in accordance with, 12 U.S.C. 1813(w) and 12 U.S.C. 1841(k).

"Citi Affiliate" means, with respect to Citi, a BHC Affiliate of Citi.

"Credit Enhancement" means, with respect to the Agreement or any other Relevant Agreement, any credit enhancement or other credit support arrangement in support of the obligations of Citi or Counterparty hereunder or thereunder or with respect hereto or thereto, including any guarantee or collateral arrangement (including any pledge, charge, mortgage or other security interest in collateral or title transfer arrangement), trust or similar arrangement, letter of credit, transfer of margin or any similar arrangement.

"Default Right" means, with respect to the Agreement (including any Transaction or Confirmation hereunder) or any other Relevant Agreement, any:

(i) right of a party, whether contractual or otherwise (including, without limitation, rights incorporated by reference to any other contract, agreement, or document, and rights afforded by statute, civil code, regulation, and common law), to liquidate, terminate, cancel, rescind, or accelerate such agreement or transactions thereunder, set off or net amounts owing in respect thereto (except rights related to same-day payment netting), exercise remedies in respect of collateral or other credit support or property related thereto (including the purchase and sale of property), demand payment or delivery thereunder or in respect thereof (other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure), suspend, delay, or defer payment or performance thereunder, or modify the obligations of a party thereunder, or any similar rights; and

(ii) right or contractual provision that alters the amount of collateral or margin that must be provided with respect to an exposure thereunder, including by altering any initial amount, threshold amount, variation margin, minimum transfer amount, the margin value of collateral, or any similar amount, that entitles a party to demand the return of any collateral or margin transferred by it to the other party or a custodian or that modifies a transferee's right to reuse collateral or margin (if such right previously existed), or any similar rights, in each case, other than a right or operation of a contractual provision arising solely from a change in the value of collateral or margin or a change in the amount of an economic exposure; but

(iii) solely with respect to Section 11(b) does not include any right under a contract that allows a party to terminate the contract on demand or at its option at a specified time, or from time to time, without the need to show cause.

"FDI Act" means the Federal Deposit Insurance Act and the regulations promulgated thereunder.

"Insolvency Proceeding" means a receivership, insolvency, liquidation, resolution, or similar proceeding.

"ISDA U.S. Protocol" means the ISDA 2018 U.S. Resolution Stay Protocol, as published by ISDA on July 31, 2018.

"OLA" means Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

"QFC Stay Rules" means the regulations codified at 12 C.F.R. 252.81–8 (the "Federal Reserve Rule"), 12 C.F.R. 382.1-7 (the "FDIC Rule") and 12 C.F.R. 47.1-8 (the "OCC Rule"), respectively. All references herein to the specific provisions of the Federal Reserve Rule, the FDICs Rule and the OCC Rule shall be construed, with respect to Citi, to the particular QFC Stay Rule(s) applicable to it.

"Relevant Agreement" means the Agreement (including all Transactions and Confirmations thereunder) and any Credit Enhancement relating hereto or thereto.

"State" means any state, commonwealth, territory, or possession of the United States of America, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, American Samoa, Guam, or the United States Virgin Islands.

12.   **Notices:**

Addresses for notices or
communications to Citi: Citibank, N.A.
                                           388 Greenwich Street, 6th Floor
                                           New York, NY 10013
                                           Attn: Equity Derivatives, James Heathcote; Grant Mortell
                                           Telephone: [_____]
                                           Email: [_____]

with a copy to:

Citibank, N.A.
390 Greenwich Street, 3rd Floor
New York, NY 10013
Attn: Sean Montgomery – Equity Derivatives Operations
Telephone: [_____]
Email: [_____]

Addresses for notices or
communications to Counterparty:

ECG II SPE, LLC
1720 Rio Salado Parkway
Tempe, AZ 85281
Attn: Ernest C. Garcia II
Telephone: [_____]
Email: [_____]

13. **Account Details:**

Payments to Citi:

For any USD payments:

[_____]
BIC: [_____]
F/O: [_____]
Beneficiary: [_____]
Ref: [_____]

Payments to Counterparty:

To be advised.

Please confirm by signing below that the foregoing correctly sets forth the terms of the agreement between Citi and Counterparty with respect to any Transaction contemplated by this Master Confirmation and return to us.

Yours sincerely,

CITIBANK, N.A.

By: /s/ James Heathcote
    Authorized Representative

Confirmed as of the date first above written:

ECG II SPE, LLC

By: /s/ Ernest C. Garcia II
    Name: Ernest C. Garcia II
    Title: President

FORM OF SUPPLEMENTAL CONFIRMATION

Date: [_____], 20[__]

To: ECG II SPE, LLC
              1720 Rio Salado Parkway
              Tempe, AZ 85281
              Attn: Ernest C. Garcia II
              Telephone: [_____]

From: Citibank, N.A.

Reference Number: [   ]

   The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between Citibank, N.A. ("Citi") and ECG II SPE, LLC ("Counterparty") on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Citi and Counterparty as of the relevant Trade Date for the Transaction referenced below.

   1. This Supplemental Confirmation supplements, forms part of, and is subject to the Master Terms and Conditions for Call Option Transactions dated as of May 9, 2025 between Citi and Counterparty (as amended and supplemented from time to time, the "Master Confirmation"). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Supplemental Confirmation, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Master Confirmation.

   2. The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date:	[_____, 20__]
Hedge Period:	The period commencing on the Hedge Commencement Date and ending on the earlier of (i) the Scheduled Trading Day on which Citi or its affiliates finish establishing Citi's initial Hedge Positions in respect of the Maximum Number of Options and (ii) the Cutoff Date and (iii) such earlier Scheduled Trading Day as notified by Counterparty to Citi in writing prior to the open of the regular session on the Exchange for such day (such earliest date, the "Hedge Completion Date"). If clause (iii) of this provision applies, Counterparty shall not communicate to Citi the reason for such designation.
	Promptly following the Hedge Completion Date, Citi shall notify Counterparty of the terms of the Transaction, including: the Hedge Completion Date, the Initial Share Price, the Strike Price, the Premium, the Premium Payment Date and the Number of Options applicable to each Component (if reduced).
Hedge Commencement Date:	The Trade Date
Cutoff Date:	[_____, 20__]
Maximum Number of Options:	[_____]

Initial Share Price:

The volume-weighted average price per Share at which Citi or its affiliates establish Citi's initial Hedge Positions in respect of the Transaction during the Hedge Period at such time and in such amounts as are determined by Citi in a commercially reasonable manner; provided that Citi shall not establish any Hedge Positions if it would cause the then-Initial Share Price to be lower than the Price Limit.

Price Limit:

USD [   ]

Number of Options:

(i) If Citi or its affiliates have established an initial Hedge Position in respect of the Maximum Number of Options, as set forth in the table below; and

(ii) Otherwise, notwithstanding the table below, the number of Options for which Citi has established its initial Hedge Positions during the Hedge Period, which number shall be allocated by the Calculation Agent to Components (rounded using a rounding convention determined by the Calculation Agent, with any remainder allocated to the final Component).

Premium:

An amount in USD equal to the product of (i) the Number of Options, (ii) the Option Entitlement, (iii) the Initial Share Price and (iv) [__]%.

Premium Payment Date:

The second Currency Business Day following the later of the Hedge Completion Date and the date on which all of the conditions specified in Section 4 of the Master Confirmation are satisfied or waived by Citibank.

Strike Price:

An amount in USD equal to [   ]% of the Initial Share Price.

Final Disruption Date:

[_____, 20__]

Maximum Stock Loan Rate:

[_____] basis points per annum

Initial Stock Loan Rate:

[_____] basis points per annum

For each Component of the Transaction and subject to "Number of Options" above, the Number of Options and the Expiration Date are as set forth below.

Component Number	Number of Options	Expiration Date
1	[ ]	[ ]
2	[ ]	[ ]
3	[ ]	[ ]
4	[ ]	[ ]
5	[ ]	[ ]
6	[ ]	[ ]
7	[ ]	[ ]
8	[ ]	[ ]
9	[ ]	[ ]
10	[ ]	[ ]
…	[ ]	[ ]

Counterparty hereby agrees (a) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the particular Transaction to which this Supplemental Confirmation relates by manually signing this Supplemental Confirmation and providing any other information requested herein or in the Master Confirmation and immediately sending an electronic transmission of an executed copy to us.

Yours sincerely,

CITIBANK, N.A.

By: _____
    Authorized Representative

Confirmed as of the date first above written:

ECG II SPE, LLC

By: _____
   Name:
   Title: